SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13G
            Under the Securities Exchange Act of 1934
                    (Amendment No. _______)*

                      POLYPHASE CORPORATION
                        (Name of Issuer)

             Common Stock, par value $0.01 per share
                 (Title of Class of Securities)

                            73179110
                         (CUSIP Number)

                         March 31, 1998
     (Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 73179110               13G

(1)  Name of Reporting Person          Infinity Investors Limited

     I.R.S. Identification
     No. of Above Person                                      N/A
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(2)  Check the Appropriate Box if a                     (a)  [  ]
     Member of a Group*                                 (b)  [  ]
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(3)  SEC Use Only
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(4)  Citizenship or Place of Organization     Nevis, West Indies
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Number of Shares
Beneficially
Owned by Each
Reporting Person
With:                    (5)  Sole Voting Power       2,176,529**
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                         (6)  Shared Voting Power             0
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                         (7)  Sole Dispositive Power  2,176,529**
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                         (8)  Shared Dispositive Power        0
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(9)  Aggregate Amount Beneficially Owned              2,176,529**
     by Each Reporting Person
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(10) Check Box if the Aggregate Amount in                    [  ]
     Row (9) Excludes Certain Shares*
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(11) Percent of Class Represented by                        13.1%
     Amount in Row (9)
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(12) Type of Reporting Person*                                 CO
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*    SEE INSTRUCTIONS

** The exact number of shares of Common Stock issuable upon conversion of the derivative securities described herein is not determinable without knowledge of and reference to the applicable conversion date. This Statement has been prepared on the basis of certain assumptions made herein.

CUSIP NO. 73179110               13G

Item 1(a) Name of Issuer:

          Polyphase Corporation (the "Issuer")

Item 1(b) Address of Issuer's Principal Executive Offices:

          4800 Broadway, Suite A, Dallas, Texas 75248

Item 2(a) Name of Person Filing:

          Infinity Investors Limited (the "Reporting Person")

Item 2(b) Address of Principal Business Office or, if none,
          Residence:

          38 Hertford Street, London, England W1Y 7TG

Item 2(c) Citizenship:

          Nevis, West Indies

Item 2(d) Title of Class of Securities:

          Common Stock, $0.01 par value per share (the
          "Common Stock") of the Issuer.

Item 2(e) CUSIP Number:

          73179110

Item 3.   This statement is filed pursuant to Rule 13d-1(c).

Item 4.   Ownership:

          (a)  Amount Beneficially Owned:   2,176,529;  1,666,666
               of this amount represents 125,000 shares of Series A-3 Preferred Stock (the "Preferred Stock") convertible at the option of the Reporting Person into that number of whole shares of Common Stock that is calculable by multiplying the number of shares of Preferred Stock being converted by 10 and dividing such number by the closing sales price of the Common Stock on the day immediately preceding the date that written notice of conversion is given to the Issuer (the "Valuation Formula"). The remaining 509,863 shares represent accrued and unpaid dividends with respect to the Preferred Stock held by the Reporting Person totaling $382,397.28 through March 31, 1998 and continuing to accrue at the rate of 12% per annum. The Issuer has agreed to pay such dividends on its Common Stock based on the same Valuation Formula as applicable to the Preferred Stock. Therefore, assuming that the Reporting Person converted all of its shares of Preferred Stock on the date of this Statement, then, the Reporting Person would beneficially own the number of shares of Common Stock herein set forth. Specifically, the Reporting Person would receive 1,666,666 shares of Common Stock upon conversion of the Preferred Stock and 509,863 shares of Common Stock as a dividend thereon through and including the date of this Statement. The number of shares of Common Stock described as beneficially owned in this paragraph is included for disclosure purposes only. The exact number of shares of Common Stock to be acquired by the Reporting Person, if any, upon conversion of the Preferred Stock cannot be determined until conversion thereof. The Reporting Person does not intend to file amendments to this Statement solely to reflect changes in beneficial ownership based on fluctuations in the market value of the Common Stock.

          (b)  Percent of Class:  13.1%

          (c)  Number of Shares as to which such person has:

             (i)    sole power to vote or to direct the vote: 2,176,529

             (ii)   shared power to vote or to direct the vote:  0

             (iii)  sole power to dispose or to direct the
                    disposition of: 2,176,529

             (iv) shared power to dispose or to direct the disposition of: 0

     Beginning November 8, 1997 the Reporting Person was entitled to convert its Preferred Stock of the Issuer into that number of whole shares of Common Stock of the Issuer as set forth in response to Item 4(a) above. However, as of the date of this Statement, the Issuer has refused to convert such Preferred
Stock. Therefore, until the Issuer honors the conversion of the Preferred Stock, the Reporting Person cannot acquire the securities mandating this filing.

Item 5.   Ownership of 5% or less of a Class:

          Not Applicable.

Item 6.   Ownership of More than 5% on Behalf of Another Person:

          Not Applicable.

CUSIP NO. 73179110              13G

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company:

          Not Applicable.


Item 8.   Identification and Classification of Members of the
          Group:

          Not Applicable.

Item 9.   Notice of Dissolution of Group:

          Not Applicable.

Item 10.  Certifications:

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Date:  March 31, 1998

                         Infinity Investors Limited


                         By:  /s/  JAMES A. LOUGHRAN
                            -----------------------------------
                         Name:  James A. Loughran
                              ---------------------------------
                         Title:  Director
                               --------------------------------



            Attention:  Intentional misstatements or
              omissions of fact constitute Federal
            criminal violations (see 18 U.S.C. 1001).